EXHIBIT 99.12
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
UK North Sea : First Gas Flows from Jura less than one year and a half after discovery
Paris, 20 may, 2008 — Total announces that it has achieved first gas from its Jura field on time and on budget. Jura is situated in the Alwyn area, 100% owned and operated by Total, and comes on stream less than a year after development was sanctioned and only 17 months after discovery.
This High Pressure/High Temperature (HP/HT) field with proved and probable reserves of 170 million barrels of oil equivalent (boe) lies in block 3/15 of the UK sector of the Northern North Sea some 440 kilometres (275 miles) north-east of Aberdeen in a water depth of 113 metres. This discovery, exceptional in a mature zone, was made possible by the use of state-of-the-art technology to interpret seismic data and by the desire to maximise the potential of the Group’s assets portfolio.
Jura’s development represented capital expenditures of around 300 Million dollars. Its production is expected to ramp up to 6,5 million cubic metres of gas per day at plateau. With 6,000 barrels per day of liquids also being produced, this will give a combined total production capacity of around 50,000 boe per day. The ability to link into existing Total infrastructure has been a key factor in the Jura development coming on stream quickly.
A technology-driven development
It has been developed with 2 subsea wells connected via a new 3 kilometre tie-in to the Forvie North subsea manifold, from where gas will flow through an existing pipeline to the Total-operated Alwyn North platform.
Achieving such an ambitious fast-track execution has required a high degree of technological innovation. This includes the use of a 3 kilometre bundle assembly composed of an 8” flowline, umbilicals and two towheads incorporating all the process functions for the well controls. This bundle has been assembled at Wick in the North of Scotland and has been installed on the Jura location using subsea tow technology. The main Jura towhead is the largest ever built for a towed bundle, measuring more than 40 metres and weighting close to 500 tonnes.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The high pressure and wide temperature variations experienced in the two wells (690 bar and -60°C to 125°C) have also required the development of subsea control equipment specially designed to comply with the highest industrial safety standards, reflecting Total’s capability to apply new technologies to extend the productive life of the North Sea in a safe way and with minimum impact on the environment.
Mature areas: optimising assets’ value
Building on the Jura success, a broader exploration campaign has been launched in the area.
With Jura coming on stream, Total confirms its commitment to maintaining a high level of activity and maximising value creation in mature areas. Jura should allow Alwyn area production potential to maintain at a level close to its maximum capacity of 140,000 boe per day until the beginning of the next decade.

JURA key figures
Proved and Probable Reserves :170 millions boe
Capex : approximatively 300 Millions dollars
Start of production : 20 May 2008
Developped in : 17 months after discovery
Production capacity : 50 000 boe per day
History of Alwyn Area Development:

Alwyn	1987	First production

Dunbar	1994	First production

Ellon	1994	First production

Grant	1998	First production

Nuggets	2001 2003	First production on N1, N2 and N3 First production on N4
Forvie	2005	First production

Jura	2006 2008	Discovered First production
Total Exploration and Production in the United-Kingdom
Total is one of the leading oil and gas producers on the UK Continental Shelf, with equity production of more than 260,000 boe per day in 2007. It continues to invest heavily and remains committed to the UK North Sea. Based in Aberdeen, Scotland, the company owns and operates a cluster of fields in the Alwyn Area of the northern North Sea, the Elgin and Franklin fields in the Central North Sea and the Otter field northeast of Shetland. The Company also operates the St. Fergus gas terminal and a gas transportation

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
system, and has interests in a number of non-operated fields. Total also holds a significant interest in the West of Shetland frontier.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as proved and probable reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.